Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY FOR EXTRAORDINARY GENERAL MEETING

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting
on October 10, 2026 at 10:00 a.m. Shanghai Time (October 9, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Qiwei Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of ESHALLGO INC which the undersigned is entitled to vote at the Extraordinary General Meeting (the “EGM”) of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, and 4.

Item 1

By an ordinary resolution to approve a share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0016 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.0016 each be consolidated into one Class A Ordinary Share of a par value of US$0.008 each, and every five (5) Class B Ordinary Shares of a par value of US$0.0016 each be consolidated into one Class B Ordinary Share of a par value of US$0.008 each(the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, with effect from the date of passing this resolution, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (a) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (b) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each.

TO: US$200,000,000 divided into 22,500,000,000 class A ordinary shares of a par value of US$0.008 each and 2,500,000,000 class B ordinary shares of a par value of US$0.008 each.

	☐ For	☐ Against	☐ Abstain

Item 2	By a special resolution, subject to the approval by the shareholders of Proposal One, and entirely conditional upon the effectiveness of the Share Consolidation, the third amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Annex A, to reflect the updated authorized share capital as a result of the Share Consolidation, with immediate effect (the “Adoption of the Fourth Amended and Restated M&A”).

	☐ For	☐ Against	☐ Abstain

Item 3	By a special resolution, to approve the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 162 of the third amended and restated memorandum and articles of association of the Company currently in effect and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company to such address in the British Virgin Islands as may be determined by the Board, conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association, substantially in the form annexed hereto as Annex B; and the authorization of the Board and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration.

	☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two and Proposal Three (the “Adjournment”).
	☐ For	☐ Against	☐ Abstain

In his/her discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/elong.

Consent to electronic delivery of proxy material: __________________________(email address).